

November 24, 2010

Mr. Sergio Castro
Vice President, Chief Financial Officer and Secretary
Contango ORE, Inc.
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098

> **Re:    Contango ORE, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 12, 2010**
> **File No. 000-54136**

Dear Mr. Castro:

We have reviewed your amended filing and response letter filed on November 12, 2010 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    We note your response to prior comment 3.  Please explain why you have not filed the Amended and Restated Conveyance of Overriding Royalty Interest.

2.    We note that as disclosed in the Mineral Lease filed as Exhibit 10.1 Juneau Exploration Company's address is listed as 3700 Buffalo Speedway, Suite 730, Houston, Texas 77098, which is the same address as Contango ORE as listed in the Contribution Agreement filed in Exhibit 10.4.  Please disclose any affiliation between Contango Oil & Gas, Contango Mining, Contango ORE, their executive officers and directors, and Juneau Exploration Company, Juneau Exploration, L.P., or their affiliates and their executive officers, directors, members and/or partners.

Our Business, page 1

3.      In discussing your exploration strategy, please also provide the information included in your response to prior comment 8.

State of Alaska Exploration, page 4

4.      We note your response number 9. Indicate the price at which JEX acquired the Tetlin Lease and, if different from the price at which it was sold to Contango, explain how the price to Contango was determined.

Rare Earth Minerals, page 5

5.      We note your response to prior comment 11. Please amend your registration statement to provide the descriptions of the surveys and the hyperlinks to their electronic availability as hosted by the USGS.

6.      You disclose that the surveys indicated "strong" uranium deposits. Please clarify where within the NURE database Alaska quadrangles the 100,800 acres that you control and expect to begin exploratory work for REEs are located, and how you determined that their sediment and water samples evidenced "strong" uranium deposits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters.  You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.  Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3740.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     Via Facsimile (213) 612-2501
        Vanessa Kwong, Esq.
        Morgan, Lewis & Bockius LLP